Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

January 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	BMP Sunstone Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on March 5, 2010

File No. 001-32980

Definitive Proxy Statement on Schedule 14A

Filed on April 1, 2010

File No: 001-32980

Dear Mr. Reynolds:

On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 29, 2010 to David Gao with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments. All page references contained in this letter are to the pages of the Proxy Statement, unless otherwise specified. Please note that any capitalized terms used, but not defined in this response letter have the meanings ascribed to them in the Proxy Statement. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

Proxy Statement filed April 1, 2010

Certain Relationships and Related Party Transactions, page 19

1.	We note that there are several related party transaction disclosed in your notes to the financial statements that do not appear to be addressed in this section. In particular, on pages F-26 and F-38 through F-39, there are descriptions of short term bank loans secured by the assets of Mr. Zhiqiang Han as well as other transactions. Please advise and provide us with draft disclosure for future filings. Your revised disclosure should separately identify the name of the related person and explain the basis on which the person is a related person: currently, you refer to, for example, “an entity” controlled by Mr. Han.

Response: Set forth below are certain explanations and proposed revised disclosures that the Company will include in future filings, as applicable.

Regarding Note 9 on page F-26, the $2,480,000 loan was repaid in April 2009 and there were no other short-term bank borrowings secured by property of Mr. Zhiqiang Han. Any required disclosure on this matter will be included in the Company’s future filings.

Regarding the contents of Note 16 on page F-38:

•	Regarding the first paragraph, in future filings, if applicable, the Company intends to revise the penultimate bullet under “Other Related-Party Transactions” as follows:

“On January 20, 2009, the Company completed an exchange of $10,650,000 in principal amount of its 10% senior secured promissory notes for $10,650,000 in principal amount of its 12.5% secured convertible notes due July 1, 2011 (the “January Exchange Notes”). On May 14, 2009, the Company entered into amendments of the January Exchange Notes. Pursuant to the amendments, the Company modified certain terms of the January Exchanges Notes to fix the conversion price set forth therein at an amount equal to $3.00 per Share and to add a covenant stating that the Company shall not issue equity, convertible debt or securities convertible into equity at an amount equal to or less than $2.75 per Share (with such $2.75 amount to include the fair value of any option, warrant or similar right offered by the Company) until December 31, 2009. Les R. Baledge, who is a member of the Company’s board of directors (the “Board”) and was a member of the Board at the time of the amendments to the January Exchange Notes, holds, in aggregate with his wife and children, $4,500,000 in principal amount of the January Exchange Notes and, as such, has a financial interest in this transaction.”

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

In addition, please note that Daniel P. Harrington, who is a member of the Board but was not a member of the Board at the time of the issuance of the January Exchange Notes or at the time of the amendments to the January Exchange Notes, has voting and investment control over securities held by TVI Corp., HTH Limited Partnership and Tinkham Veale II Revocable Trust, which combined holds $1,250,000 in principal amount of the January Exchange Notes.

•	Regarding the second paragraph, the Company intends to revise the last bullet under “Other Related-Party Transactions” as follows:

“On March 13, 2009, the Company issued an aggregate of $7,000,000 principal amount of 12.5% Subordinated Convertible Notes due July 1, 2011 (the “March Cash Notes”). On May 14, 2009, the Company entered into amendments of the March Cash Notes. Pursuant to the amendments, the Company modified certain terms of the March Cash Notes to fix the conversion price set forth therein at an amount equal to $3.00 per Share and to add a covenant stating that the Company shall not issue equity, convertible debt or securities convertible into equity at an amount equal to or less than $2.75 per Share (with such $2.75 amount to include the fair value of any option, warrant or similar right offered by the Company) until December 31, 2009. Ashford Capital Management, Inc. and its affiliates purchased all of the March Cash Notes and beneficially own greater than 5% of the Company’s securities.”

•

Regarding the third paragraph, we note that this disclosure is included in the “Certain Relationships and Related Transactions” section of the Form 10-K as the second bullet under “Other Related-Party Transactions with Zhiqiang Han and Zhijun Tong.”

•

Regarding the fourth paragraph, the $128,000 payable to entities controlled by Mr. Han was repaid in January 2010. The Company had a business relationship that was discontinued in late 2009 with three entities in which Mr. Han had a controlling equity interest. These entities, like many other independent third parties, purchased Sunstone products from the Company and then sold the products in specific regions of China. The Company terminated the business

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

relationship with the Han entities in 2009 and the $128,000 related to product refunds due the entities at the time the relationship was discontinued. The Company will disclose these relationships, as applicable, in future filings.

•

Regarding the fifth paragraph, the Company does not consider this transaction a related party transaction for SEC reporting purposes as it does not relate to any relationship covered by Item 404(a) of Regulation S-K.

Regarding the contents of Note 16 on page F-39:

•

Regarding the first paragraph, the $2,480,000 loan was repaid in April 2009 and is the same loan referenced in Note 9 and in the second paragraph of this comment response. Any required disclosure on this matter will be included in the Company’s future filings, as applicable.

•

Regarding the second paragraph (and related table), the only portion of this transaction that was a related party transaction was the $128,000 payable to entities controlled by Mr. Han. This reference relates to the same relationship as was set forth above regarding the fourth paragraph on page F-28. Any required disclosure on this matter in the Company’s future filings will be included.

•

Regarding the third paragraph, the Company does not consider this transaction a related transaction for SEC reporting purposes as it does not relate to any relationship covered by Item 404(a) of Regulation S-K.

Potential Payments under Employment Agreements, page 34

2.	With a view to disclosure in future filings, please advise us of the amounts to be paid to Mr. Han as a result of his resignation. In this regard, it is unclear if the transaction with Sanofi will result in the higher “Salary Continuation” amount being paid to Mr. Han.

Response: Mr. Han resigned from the Company on January 8, 2010, which the Company disclosed on a Current Report on Form 8-K filed on January 8, 2010. Pursuant to the terms of his employment agreement and as disclosed in the Compensation Discussion and Analysis section of the Company’s Proxy Statement filed with the SEC on April 1, 2010, following his resignation Mr. Han received $240,000 (payable in US dollars) and RMB 792,000 (payable in Chinese RMB, which amount was equal to $115,827 as of January 8, 2010), less $106,941 in advance payments Mr. Han had received prior to his resignation. Mr. Han received no bonus for fiscal year 2009. In addition, please be advised that Mr. Han will not receive any salary continuation or other compensation as a result of the transaction with Sanofi.

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

January 4, 2011

3.	We note that you provide disclosure for the CEO, CFO and two other named executive officers who earned over $400,000. Please advise why you do not provide disclosure for a total of three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the last completed fiscal year.

Response: Other than the executives listed in the Proxy Statement, the Company did not have any executives with compensation in excess of $100,000 for 2009. The Company entered into an employment agreement with Mr. Tong on July 13, 2010, which the Company disclosed on a Current Report on Form 8-K filed on July 13, 2010. At that time, Mr. Tong became an executive officer of the Company and the compensation paid to him in 2010 will be included in the Company’s proxy statement for 2010.

4.	In this regard, we note the reference on page 42 of your preliminary proxy statement filed on November 24, 2010 to an employment agreement with Mr. Tong and severance payments disclosure on page 43 based on a salary of $240,000. Please revise future filings or advise.

Response: As noted above in response to comment #3, the Company entered into the employment agreement with Mr. Tong on July 13, 2010, and will disclose compensation paid to Mr. Tong in 2010 in the Company’s proxy statement for 2010.

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If you have any questions, please feel free to contact me at (215) 963-5262 or Thomas E. McFadden at (215) 963-5412.

Very truly yours,

/s/ Joanne R. Soslow
Joanne R. Soslow

enclosures

cc:	David Gao

Fred Powell

Thomas E. McFadden

January 4, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	BMP Sunstone Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on March 5, 2010

File No. 001-32980

Definitive Proxy Statement on Schedule 14A

Filed on April 1, 2010

File No: 001-32980

Dear Mr. Reynolds:

In connection with your letter dated December 29, 2010 to David Gao, Chief Executive Officer of BMP Sunstone Corporation (the “Company”), with respect to the above referenced filings with the Securities and Exchange Commission (the “Commission”) by the Company, the Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

BMP SUNSTONE CORPORATION

By:	/s/ Fred M. Powell
Name:	Fred M. Powell
Title:	Chief Financial Officer